UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
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Under the Securities Exchange Act of 1934
(Amendment No.)1

SMSA CRANE ACQUISITION CORP.
 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

75458B108
(CUSIP Number)

Coquí Radio Pharmaceutical Corp.
1172 South Dixie Hwy., Suite 335
Coral Gables, FL 33146
(787) 685-5046

With copies to:

Yeager Gerson White and Lioce, PA
1645 Palm Beach Lakes Blvd., Suite 1200
West Palm Beach, Florida 33401
Attention: Michael D. Harris, Esq.
(561) 686-3307

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2013
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75458B108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Coquí Radio Pharmaceutical Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,900,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,900,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0% (2)
14	TYPE OF REPORTING PERSON CO

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(1)    Includes 400,000 shares of common stock which Coquí is awaiting delivery of, for which payment of $50,000 is in an escrow account.
(2)    Based on 10,000,005 shares of common stock outstanding as of September 16, 2013.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.001 par value of SMSA Crane Acquisition Corp. (the “Company”). The principal address of the Company is 1172 South Dixie Hwy., Suite 335, Coral Gables, FL 33146.

ITEM 2.	IDENTITY AND BACKGROUND
(a)-(c).
This Schedule 13D is being filed jointly by the persons listed below on Annex A, which persons are sometimes referred to as the Reporting Person or collectively as the Reporting Persons.  Address is 1172 South Dixie Hwy., Suite 335, Coral Gables, FL 33146.

(d) – (e)
The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.  The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

(f).	The citizenship of the Reporting Persons are detailed on Annex A.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Coquí recently raised $1 million through the sale of preferred stock. A portion of the proceeds from this offering were used to purchase the Company’s securities.

ITEM 4.	PURPOSE OF THE TRANSACTION.

It is contemplated that Coquí will merge with the Company and as a result, current Coquí shareholders will exchange their shares of Coquí for shares of the Company. The merger is contingent upon the Company raising $20 million in capital through the sale of securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  Coquí beneficially owns 9,900,000 shares of the Company’s common stock.   This amounts to approximately 99.9% of the outstanding shares as September 16, 2013.

(b)  Coquí has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by Coquí.

(c)  Except as described in this Schedule 13D, the Reporting Persons did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                      Description

10.1                      Securities Purchase Agreement

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coquí Radio Pharmaceuticals Corp.

Date: September 25, 2013	By:	/s/ Carmen Bigles
Carmen Bigles, Chief Executive Officer

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Annex A

Directors and Executive Officer of Coquí

Name	Position	Employment	Citizenship

Carmen Bigles	CEO	CFO, Caribbean Radiation Oncology Center	U.S.A.

Luis Reyes	Director	Owner, Luis Reyes Consulting, LLC	U.S.A.

James S. Welsh, M.D.	Director	Physician, Nuclear Oncology Medical Care	U.S.A.

Pedro Serrano	Director	CEO, Caribbean Radiation Oncology Center	U.S.A.